SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 22, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

     The information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2009 and 2008. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2008 annual report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.
Recent Developments
Navios Maritime Holdings Inc.
Dividend Policy:
     On May 15, 2009, the Board of Directors declared a quarterly cash dividend for the first quarter of 2009 of $0.06 per common share of common stock payable on July 2, 2009 to stockholders on record as of June 18, 2009. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.
Changes in Capital Structure
     Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. During the three month period ended March 31, 2009, 331,900 shares were repurchased under this program for a total consideration of $0.7 million. Since the initiation of the program 907,480 shares were repurchased for a total consideration of $1.8 million.
     Issuance of common stock: During the three months ended March 31, 2009, 12,658 restricted shares were issued to Navios Holdings’s employees following the vesting of restricted stock units and additional 55,675 restricted shares of common stock were issued pursuant to its existing stock option plan.
     As of March 31, 2009, Navios Holdings had 100,225,217 shares of common stock outstanding.
Acquisition of Vessels
     On February 18, 2009, Navios Holdings took delivery of Navios Vega, a 2009 built, 58,792 dwt Ultra Handymax vessel. The total acquisition price of the vessel amounted to approximately $72.1 million. The vessel commenced a two-year time charter at a net daily rate of $12,350. The acquisition of the vessel was financed by Navios Holdings’ existing cash and by issuing $33.5 million of convertible debt with a coupon of 2% and a conversion price of $11.00 per share.
Update on Navios Maritime Partners L.P. (Navios Partners)
     On May 8, 2009, Navios Partners completed its follow-on public offering of 3,500,000 common units at $10.32 per unit, raising gross proceeds of approximately $36.1 million. Navios Holdings paid $0.7 million to retain its 2% general partner interest in Navios Partners. In connection with this offering, Navios Partners has granted the underwriters a 30-day option to purchase up to an additional 525,000 common units to cover over-allotments, if any. Following the offering, Navios Holdings owns a 44.6% equity interest in Navios Partners which includes a 2% general partner interest.
     On May 6, 2009, Navios Holdings received $4.5 million as a dividend distribution from Navios Partners.

Update on Navios South American Logistics (Navios Logistics)
     Navios Logistics is currently constructing a new silo at its port facility in Uruguay. The silo is expected to be fully operational by the second quarter of 2009 and it will add an additional 80,000 metric tons of storage capacity. The project is funded by Navios Logistics’ internally generated cash.
Overview
General
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. We technically and commercially manage our owned fleet (except for one of Kleimar N.V.’s (“Kleimar”) initial owned vessels which is managed by a non-related third party), Navios Partners’ fleet and commercially manage our chartered-in fleet including the shipping operations throughout the life of the vessels, the superintendence of maintenance, repairs and dry-docking of the operated fleet.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     In connection with the initial public offering, or an IPO, of Navios Partners, on November 16, 2007, Navios Holdings sold the interests of five of its wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of three of its wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus; (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) 2% general partner interest and all incentive distribution rights in Navios Partners to the General Partner. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Partners in exchange for approximately $79.9 million, consisting of $35.0 million cash and 3,131,415 common units of Navios Partners. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately prior to the closing date. Following the sale of Navios Aurora I, Navios Holdings owned as of March 31, 2009, a 51.6% interest in Navios Partners which includes a 2% general partner interest.
     On April 1, 2009, Navios Partners’ board of directors decided not to exercise the option to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II due to unfavorable conditions in the capital markets. The option to acquire Navios TBN II was granted by Navios Holdings to Navios Partners in connection with the IPO of Navios Partners.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in Horamar Group (“Horamar”) in exchange for: (a) $112.2 million in cash (financed entirely by existing cash), of which $5.0 million was kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending the EBITDA Adjustment.
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target, at which time $2.5 million in cash and 503 shares were released to the shareholders of Horamar. Following this release, Navios Holdings owned 65.5% (excluding 504 shares still kept in escrow at December 31, 2008, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved prior to June 30, 2009.
          Horamar was a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. (See “Navios South American Logistics Inc.” under “Statement of Operations Breakdown by Segment”).
     On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units of Navios Acquisition (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of

290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, Navios Holdings owns approximately 6,035,000 shares (19%) of the outstanding common stock of Navios Acquisition.
Fleet
     Following is the current “Core Fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “Core Fleet” consists of 53 vessels totaling 5.1 million deadweight tons. The employment profile of the fleet as of May 20, 2009 is reflected in the tables below. The 36 vessels in current operation aggregate approximately 2.8 million deadweight tons and have an average age of 4.8 years. Navios Holdings has currently fixed 96.6%, 75.5% and 54.0% of its 2009, 2010 and 2011 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $244.7 million, $277.1 million and $233.3 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rates for the core fleet (excluding vessels, which are utilized to fulfill COAs) are $25,484, $30,970 and $34,883 for 2009, 2010 and 2011, respectively. The average daily charter-in rate for the active long term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2009 is $9,988.
Owned Vessels

				Charter-out		Expiration
Vessels	Type	Built	DWT	Rate (1)		Date (2)

Navios Ionian	Ultra Handymax	2000	52,068	11,970		04/07/2011

Navios Apollon	Ultra Handymax	2000	52,073	23,700		11/08/2012

Navios Horizon	Ultra Handymax	2001	50,346	36,100		08/24/2011

Navios Herakles	Ultra Handymax	2001	52,061	11,400		03/30/2010

Navios Achilles	Ultra Handymax	2001	52,063	26,864	(*)	11/17/2013

Navios Meridian	Ultra Handymax	2002	50,316	23,700		10/08/2012

Navios Mercator	Ultra Handymax	2002	53,553	31,350		02/20/2014

Navios Arc	Ultra Handymax	2003	53,514	27,693		05/25/2009

				10,450	(*)	02/26/2011

Navios Hios	Ultra Handymax	2003	55,180	9,500		05/31/2009

				12,588	(*)	06/16/2010

Navios Kypros	Ultra Handymax	2003	55,222	34,024		02/14/2011

Navios Ulysses	Ultra Handymax	2007	55,728	31,281		10/12/2013

Navios Vega(4)	Ultra Handymax	2009	58,792	12,350		02/18/2011

Navios Magellan	Panamax	2000	74,333	21,850		01/20/2010

Navios Star	Panamax	2002	76,662	21,375		01/21/2010

Navios Hyperion	Panamax	2004	75,707	37,050		04/01/2014

Navios Orbiter	Panamax	2004	76,602	37,147		04/01/2014

Navios Asteriks	Panamax	2005	76,801			—

Vanessa(5)	Product Handysize	2002	19,078			—

Long Term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option (3)	Rate (1)	Date (2)

Navios Vector(6)	Ultra Handymax	2002	50,296	No	9,738	10/17/2009

Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009

Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010

Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Navios Cielo	Panamax	2003	75,834	No	14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	27,100	11/24/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	26,125	11/19/2018
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
C. Utopia	Capesize	2007	174,000	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
Phoenix Grace	Capesize	2009	170,500	No		—
Vessels to be Delivered
Long Term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Phoenix Beauty	Capesize	01/2010	No	170,500
Kleimar TBN	Capesize	04/2010	No	176,800
Navios TBN	Handysize	02/2011	Yes(7)	35,000
Navios TBN	Handysize	04/2011	Yes(7)	35,000
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200

Navios TBN	Ultra Handymax	03/2012	Yes	61,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Panamax	01/2013	Yes	82,100

Navios TBN	Ultra Handymax	08/2013	Yes	61,000
Owned Vessels

				Charter-
				out	Expiration
Vessels	Type	Delivery Date	DWT	Rate (1)	Date (2)
Navios Pollux	Capesize	06/2009	181,000	42,250	06/2019
Navios Happiness	Capesize	07/2009	180,000	55,100	07/2014
Navios Aurora II	Capesize	10/2009	172,000	41,325	10/2019
Navios Lumen	Capesize	11/2009	181,000	44,850	11/2016
Navios Antares	Capesize	11/2009	172,000	57,000	11/2014
Navios Phoenix(8)	Capesize	12/2009	180,000	45,500	12/2014
Navios Stellar(9)	Capesize	12/2009	172,000	39,900	12/2019

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	The vessel was delivered on February 18, 2009.

(5)	The vessel is contracted to be sold for $24.2 million in 2009. The vessel is 95% owned.

(6)	Charterer has the right to extend period up to December 2010 at similar daily charter-out rate.

(7)	Navios Holdings holds the initial 50% purchase option on each vessel.

(8)	Allocated to a long term COA contract.

(9)	The vessel has been chartered-out for a ten-year period at a daily rate of $39,900 if delivered prior to December 31, 2009 or at a daily rate of $37,762 if delivered in the first quarter of 2010.

(*)	Denotes vessels chartered-out for various periods subsequent to the date of the issuance of the 20-F in April 2009. The Navios Achilles’ charter was extended for two additional years at a favorable rate that provides upside potential. Should the Baltic Exchange Supermax Index (BSI) exceed $39,800 for the period to Nov 17, 2011 or $14,250 for the extended period from Nov. 17, 2011, then charterers to pay a “profit share” to the owners in addition to the above hire rate, basis 70% for owners and 30% for charterers.
     As of March 31, 2009, Navios Holdings had executed purchase options comprised of four Ultra Handymax, six Panamax and one Capesize vessels. Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Aurora I and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. Accordingly, Navios Holdings has options to acquire four of the remaining 18 chartered-in vessels currently in operation and eight of the ten long-term chartered-in vessels on order (on two of the eight purchase options Navios Holdings holds a 50% initial purchase option).
Charter Policy and Industry Outlook
     Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2006, 2007 and 2008 for various periods ranging between one to ten years. By doing this, Navios Holdings aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration, as well as, COAs and FFAs.
     In 2007 and 2008, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment. Currently, this chartering policy has had the effect of generating higher TCE than spot employment.
     The average daily charter-in vessel cost for Navios Holdings’ long-term charter-in fleet (excluding Kleimar vessels) was $9,947 per day for the three months ended March 31, 2009. The average charter-in hire rate per vessel was derived from the amount for long term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
     Long term dry bulk fundamentals remain attractive. Chinese demand for natural resources for steel and energy production and food products continues to be primarily driven by urbanization and industrialization. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade should support freight rates for the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage.
     Navios Holdings believes that a further decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the cost advantage of Navios Holdings’ long-term chartered fleet, which is chartered-in at historically favorable fixed rates, will continue to help mitigate the impact of the lower freight market environment. The reduced freight rate environment may also have an adverse impact on the market value of Navios Holdings’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Logistics Operations
     Navios Logistics, an end-to-end logistics business which leverages Navios Holdings’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity, marked the successful conclusion of an effort Navios Holdings commenced in June 2006, when Navios Holdings announced its intention to develop a South American logistics business. Navios Holdings intends to continue growing its South American logistics business by opportunistically acquiring assets complementary to its port terminal and storage facilities.
     Navios Logistics operates different types of tanker vessels, push boats and wet and dry barges for the delivery of a great range of products meeting the needs of the market between Buenos Aires, Argentina, and all the ports of the Paraná, Paraguay, Uruguay River System in South America, commonly known as the “Hidrovia” (Waterway). The Hidrovia passes through five countries, Argentina, Bolivia, Brazil, Paraguay and Uruguay along its 3,442 kilometers and to maritime facilities of the South American coastline. The group also owns and operates an up-river port terminal containing tank storage for petroleum products, oil and gas in the region San Antonio, Paraguay as well as the largest bulk transfer and storage port terminal in Uruguay located in an international tax free trade zone in the port of Nueva Palmira. (See “Navios South American Logistics Inc.” under “Statement of Operations Breakdown by Segment”).
Factors Affecting Navios Holdings’ Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2008 annual report filed on Form 20-F with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long term charters complemented by spot charters (time charters for short term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
     Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 5.1 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
     Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
     TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 6.3 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
     Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:
•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

     In addition, Navios Holdings, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.
     Navios Holdings enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.
     Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions Navios Holdings expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, Navios Holdings has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     As of March 31, 2009 and December 31, 2008, none of our FFAs, qualified for hedge accounting treatment. Dry bulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
     NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
     Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Logistics Business. Following the acquisition of Horamar in January 2008 and the formation of Navios Logistics, the Company renamed its Port Terminal segment to Logistics Business segment, to include the activities of Horamar which provides similar products and services in the region that Navios Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Navios Holdings measures segment performance based on net income. For further segment information, please see Note 12 to the Unaudited Interim Consolidated Financial Statements.
     For a more detailed discussion about Navios Logistics Segment refer to the section “Navios South American Logistics Inc.” further below.
Period over Period Comparisons
For the Three Month Period ended March 31, 2009 compared to the Three Month Period ended March 31, 2008
     The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2009 and 2008. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Revenue	$147,168	$338,277
(Loss)/gain on forward freight agreements	(550)	4,887
Time charter, voyage and logistic business expenses	(91,799)	(293,699)
Direct vessel expenses	(7,170)	(5,633)
General and administrative expenses	(10,431)	(8,712)
Depreciation and amortization	(15,540)	(13,604)
Interest income from investments in finance lease	323	800
Interest income	337	2,739
Interest expense and finance cost, net	(14,701)	(12,232)
Gain on sale of assets/partial sale of subsidiary	—	2,574
Other income	1,268	(19)
Other expense	(2,276)	(3,269)

Income before equity in net earnings of affiliate companies	6,629	12,147
Equity in net earnings of affiliated companies	5,100	2,078

Income before taxes	11,729	14,225
Income taxes	(632)	(507)

Net income	12,361	14,732
Less: Net income attributable to the noncontrolling interest	(368)	(488)

Net income attributable to Navios Holdings	$11,993	$14,244

     Set forth below are selected historical and statistical data for Navios Holdings that it believes may be useful in better understanding its financial position and results of operations.

	Three month period ended
	March 31,
	2009	2008
FLEET DATA
Available days(1)	3,880	6,014
Operating days(2)	3,867	6,012
Fleet utilization(3)	99.7%	100%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs) (4)	$28,227	$47,150
Time Charter Equivalents (excluding FFAs) (4)	$28,368	$46,338

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
     During the three month period ended March 31, 2009, there were 2,134 less available days as compared to the same period of 2008 mainly due to the decrease in short-term chartered-in fleet. This decrease was mitigated by the increase in the number of vessels in our owned fleet by two vessels resulting in 146 additional days. Navios Holdings can increase or decrease its fleet size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.

     The average TCE rate excluding FFAs for the three month period ended March 31, 2009 was $28,368 per day, $17,970 per day lower than the rate achieved in the same period of 2008. This was primarily due to the decrease in the freight market resulting in lower charter-out daily rates in the first quarter of 2009 than those achieved in the third quarter of 2008.
     Revenue: Revenue from vessel operations for the three months ended March 31, 2009 was $117.8 million as compared to $316.8 million for the same period during 2008. The decrease in revenue was mainly attributable to the decrease in TCE rate per day and the decrease in the available days of the fleet in 2009 as compared to 2008. The achieved TCE rate per day, excluding FFAs, decreased 38.8% to $28,368 per day in the first quarter of 2009 from $46,338 per day in the same period of 2008. The available days for the fleet decreased by 35.5% to 3,880 in the first quarter of 2009 from 6,014 days in the same period of 2008.
     Revenue from the logistics business was approximately $29.3 million for the three months ended March 31, 2009 as compared to $21.5 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which became operational in the fourth quarter of 2008) compared to the same period of 2008.
     Gains on FFAs: Income from FFAs decreased by $5.5 million to a loss of $0.6 million during the three month period ended March 31, 2009 as compared to $4.9 million gain for the same period in 2008. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange's
	Panamax Time
	Charter
	Average Index
January 19, 2009	$3,917	(a)
March 10, 2009	$19,387	(b)
March 31, 2009	$11,001	(*)
January 29, 2008	$44,363	(c)
March 11, 2008	$69,619	(d)
March 31, 2008	$63,399	(*)

(a)	Low for Q1 — 2009

(b)	High for Q1 — 2009

(c)	Low for Q1 — 2008

(d)	High for Q1 — 2008

(*)	End of period rate
     Time Charter, Voyage and Logistic Business Expenses: Time charter, voyage and logistic business expenses decreased by $201.9 million or 68.7% to $91.8 million for the three month period ended March 31, 2009 as compared to $293.7 million for same period in 2008. This was primarily due to the decrease in the short term fleet activity (which also negatively affected the available days of the fleet, discussed above). This decrease was mitigated by an increase of $7.4 million in logistic business expenses.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $1.6 million to $7.2 million or 28.6% for the three month period ended March 31, 2009 as compared to $5.6 million for the same period in 2008. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from the increase of the owned fleet by two vessels in the first quarter of 2009 compared to the same period in 2008 and the increase in crew costs, spares and lubricating oils.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three month period	Three month period
	ended	ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Payroll and related costs(1)	3,464	4,083
Professional, legal and audit fees(1)	1,204	1,216
Navios Logistics	2,145	1,750
Other(1)	932	1,182

Sub-total	7,745	8,231

Credit default insurance cover	2,686	481

General and administrative expenses	10,431	8,712

(1)	Amounts do not include general and administrative expenses of the logistics business
     The increase by $1.7 million to $10.4 million or 19.5% for the three month period ended March 31, 2009 as compared to $8.7 million for the same period of 2008 is mainly attributable to (a) expenses relating to the cover of additional contracts under the credit default insurance, and (b) the general and administrative expenses attributable to the Navios Logistics. This increase was mitigated mainly by a decrease in payroll and related costs.
     Depreciation and Amortization: For the three month period ended March 31, 2009, depreciation and amortization increased by $1.9 million compared to the same period in 2008. The increase was primarily due to the increase in depreciation of vessels by $1.2 million due to the increase in the owned fleet by two vessels and the increase by $1.3 million in depreciation and amortization from the logistics business mainly due to the acquisition of the six convoys during the third quarter of 2008. This increase was mitigated by the decrease in backlog amortization by $1.3 million due to the fact that backlogs were fully amortized by the end of 2008.
     Interest income from investments in finance leases: Interest income from investments in finance leases decreased by $0.5 million and amounted to $0.3 million for the three months ended March 31, 2009 compared to $0.8 million for the same period of 2008. This decrease is attributable mainly to the sale of Obeliks during the second quarter of 2008.
     Net Interest Expense and Income: Interest expense for the three month period ended March 31, 2009 increased to $14.7 million as compared to $12.2 million in the same period of 2008. The increase is due to higher average outstanding loan balance from $442.2 million in the first quarter of 2009 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels, Navios Logistics loans and the $110.0 million drawdown of Marfin Egnatia Bank loan facility in March 2009) to $312.3 million in the same period of 2008 and the increase in interest and finance costs by $0.4 million relating to the Navios Logistics loans. This increase was mitigated by the decrease in average LIBOR rate to 2.31% for the three month period ended March 31, 2009 compared to 4.83% for the same period in 2008. Interest income decreased by $2.4 million to $0.3 million for the three month period ended March 31, 2009 as compared to $2.7 million for the same period of 2008. This is mainly attributable to the decrease in the average cash balances from $108.3 million in the first quarter of 2009 (excluding the $110.0 million drawdown of Marfin Egnatia Bank loan facility in March 2009) to $291.8 million in the same period of 2008, and the decrease in interest rates.
     Net Other Income and Expense: Net other expense decreased by $2.3 million to $1.0 million for the three month period ended March 31, 2009, from $3.3 million for the same period in 2008. This decrease was mainly due to $0.4 million of net unrealized gain on Navios Holdings’ investment in Navios Acquisition sponsor warrants acquired as part of Navios Acquisition’s IPO in July 2008 and $2.5 million decrease on the interest rate swaps losses during the three month period ended March 31, 2009 compared to the same period in 2008. This decrease was mitigated by $0.6 million of additional losses relating mainly to miscellaneous expenses.
Navios South American Logistics Inc.
     The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2009 and 2008 of Navios Logistics. All of these financial statements have been prepared in accordance with U.S. GAAP.
FINANCIAL HIGHLIGHTS
The following table presents consolidated revenue and expense information for each of the three month periods ended March 31, 2009 and 2008.

	Three month period ended
	March 31,
(Expressed in thousands of US Dollars )	2009	2008
	(unaudited)	(unaudited)

Revenue	$29,345	$21,513
Time charter, voyage and port terminal expenses	(20,715)	(13,254)
General and administrative expenses	(2,145)	(1,750)
Depreciation and amortization	(5,431)	(4,121)
Interest income	—	57
Interest expense and finance cost, net	(750)	(396)
Other income	728	19
Other expense	(1,229)	(672)

Income before taxes	$(197)	$1,396
Income taxes	678	286

Net income	481	1,682
Noncontrolling interests	(292)	95

Net income attributable to Navios Holdings	$189	$1,777

The following table presents consolidated balance sheets of Navios Logistics as of March 31, 2009 and December 31, 2008.

	March 31,	December 31,
(Expressed in thousands of US Dollars )	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	5,877	11,516
Restricted cash	1,637	1,050
Accounts receivable, net	22,939	13,864
Due from affiliate companies	—	41
Short term backlog asset	—	44
Prepaid expenses and other current assets	6,371	6,041

Total current assets	36,824	32,556

Vessels, port terminal and other fixed assets, net	246,916	250,237
Deferred financing costs, net	1,101	420
Deferred dry dock and special survey costs, net	1,701	1,433
Other long term assets	9,460	9,535
Intangible assets other than goodwill	83,817	84,957
Goodwill	91,393	91,393

Total non-current assets	434,388	437,975

Total assets	471,212	470,531

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	13,078	10,165
Accrued expenses	7,852	9,058
Intercompany accounts	46	—
Current portion of long term debt	3,839	3,137

Total current liabilities	24,815	22,360

Long term debt, net of current portion	77,489	78,191
Unfavorable lease terms	1,129	1,505
Long term liabilities	22,177	22,181
Deferred tax liability	25,390	26,573

Total non-current liabilities	126,185	128,450

Total liabilities	151,000	150,810
Commitments and contingencies
Stockholders’ equity
Common stock — $1 par value, authorized 20,000 shares	20	20
Additional paid-in capital	284,761	284,762
Retained earnings	3,616	3,427

Total stockholders’ equity	288,397	288,209

Noncontrolling interest	31,815	31,512

Total equity	320,212	319,721

Total liabilities and equity	471,212	470,531

Period over Period Comparisons
For the Three Month Period ended March 31, 2009 compared to the Three Month Period ended March 31, 2008
     Revenue: For the three month period ended March 31, 2009, Navios Logistics revenue increased by $7.8 million to $29.3 million as compared to $21.5 million for the same period during 2008. Revenue from port terminal operations amounted to $8.8 million, of which $7.0 million was contributed by the port in Paraguay, and revenue from vessels, barges and push boats amounted to $20.5 million. Revenue was adversely affected by an extraordinary large drought that significantly affected the level of water in the Hidrovia.
     Time charter, voyage and port terminal expenses: Time charter, voyage and port terminal expenses for the three months period ended March 31, 2009, increased by $7.4 million to $20.7 million as compared to $13.3 million for the same period during 2008. Port terminal expenses for the three month period ended March 31, 2009 amounted to $7.6 million while the remaining $13.1 million related to time charter, voyage and logistics business expenses of vessels, barges and push boats. The main reason was the increase in the number of vessels in the fleet.
     General and Administrative Expenses: General and administrative expenses increased by $0.4 million to $2.1 million for the three month period ended March 31, 2009 as compared to $1.7 million for the same period during 2008. General and administrative expenses for the three month period ended March 31, 2009 relating to port terminal operations amounted to $0.3 million while the remaining amount of $1.8 million relates to general and administrative expenses from vessels, barges and push boats operations. The main reason was the increase in employee salaries and increase in legal, audit and other fees.
     Depreciation and Amortization: Depreciation and amortization expense increased by $1.3 million to $5.4 million for the three month period ended March 31, 2009 as compared to $4.1 million for the same period of 2008. Depreciation of tangible assets amounted to $4.6 million and amortization of intangible assets amounted to $0.8 million. The increase in depreciation and amortization expense was primarily due to depreciation of the new fleet acquired during the second half of 2008.
     Interest Expense and Income: Interest expense and finance costs, net increased by $0.4 million to $0.8 million for the three month period ended March 31, 2009 as compared to $0.4 million for the three month period ended March 31, 2008. Interest expense amounted to $0.7 million and the remaining $0.1 million to various finance costs. The main reason was the increase in the outstanding loans used to finance the vessel acquisitions.
     Interest income decreased by $0.1 million for the three month period ended March 31, 2009. Interest income was generated by financial investments made during the period.
     Net Other Expense: Net other expense decreased by $0.1 million for the three month period ended March 31, 2009 as compared to $0.7 million net other expense for the three month period ended March 31, 2008. This increase was mainly attributable to exchange differences.
     Income Taxes: Income taxes, net increased by $0.4 million for the three month period ended March 31, 2009 to $0.7 as compared to $0.3 million for the same period in 2008. The main reason for the increase was the reversion of some deferred income tax liabilities in Paraguay. Income taxes consist of income taxes calculated for certain subsidiaries of Navios South American Logistics, which are subject to corporate income tax.
EBITDA: EBITDA represents net income before interest income and expense, income taxes, depreciation and amortization. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because Navios Logistics believes that EBITDA presents useful information to investors regarding Navios Logistics’ ability to service and/or incur indebtedness.
EBITDA Reconciliation to Net Income

(expressed in thousands of US Dollars)	Three month	Three month
	period ended	period ended
	March 31,	March 31,
	2009	2008
Net income	$189	$1,777
Depreciation and amortization	5,431	4,121
Amortization of deferred dry dock costs	60	—
Interest expense	750	396
Interest income	—	(57)
Income taxes	(678)	(286)

EBITDA	$5,752	$5,951

EBITDA decreased by $0.2 million to $5.8 million for the three months period ended March 31, 2009 as compared to $6.0 million for the three months period ended March 31, 2008. The decrease is mainly attributable to (a) the increase in revenue by $7.8 million and (b) the increase in net other income and expense by $0.2 million. The above increase was mitigated mainly by (a) the increase in time charter, voyage expenses and port terminal expenses by $7.4 million; (b) the increase in general and administrative expenses by $0.4 million; and (c) the increase in minority interest expense by $0.4 million.
Balance Sheet highlights
Investing activities
     In September 2008, Navios Logistics began construction of a new Silo at its port facilities in Uruguay. This is expected to be fully operational by the end of second quarter of 2009 and it will add an additional of 80,000 metric tons of storage capacity. As of December 31, 2008, Navios Logistics had paid an amount of $4.8 million for the construction of the new silo. During the three month period ended March 31, 2009, Navios Logistics had paid an additional amount of $1.2 million for the construction of the new Silo.
Financing activities
     On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility with Marfin Egnatia Bank S.A.for the purpose of providing Nauticler S.A. with investment capital to be used in connection with the acquisition of a fleet of barges and pushboats. The loan was repayable in one installment by March 2011 and bears interest at LIBOR plus 1.75%. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for one additional year extension and an increase in margin to 275 bps.
Liquidity and Capital Resources
     Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
     In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of our credit facilities and senior notes.
     The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2009 and 2008.

	Three Month Period	Three Month Period
	ended March 31,	ended March 31,
	2009	2008
	(Expressed in thousands of US Dollars)
	(unaudited)	(unaudited)
Net cash provided by operating activities	$49,987	$9,619
Net cash used in investing activities	(69,698)	(199,378)
Net cash provided by financing activities	106,504	53,100

Increase (decrease) in cash and cash equivalents	86,793	(136,659)
Cash and cash equivalents, beginning of the period	133,624	427,567

Cash and cash equivalents, end of period	$220,417	$290,908

Cash provided by operating activities for the three month period ended March 31, 2009 as compared to the cash provided for the three month period ended March 31, 2008:
     Net cash provided by operating activities increased by $40.3 million to $50.0 million for the three month period ended March 31, 2009 as compared to $9.6 million for the same period of 2008. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $21.0 million gain for the three month period ended March 31, 2009 which consisted mainly of the following adjustments: $15.6 million of depreciation and amortization, $0.6 million of amortization of deferred dry dock expenses, $0.6 million of amortization of deferred finance fees, $0.6 million provision for losses on accounts receivable, $2.9 million of unrealized losses on FFAs, and $1.1 million of unrealized losses on interest rate swaps. These were offset by $0.4 million of unrealized gain on Navios Acquisition Warrants
     The positive change in operating assets and liabilities of $16.9 million for the three month period ended March 31, 2009 resulted from $20.5 million decrease in accounts receivable, $2.7 million decrease in prepaid expenses and other current assets, $4.8 million increase in accrued expenses, $18.0 million increase in derivative accounts, $3.3 million decrease in restricted cash and $0.4 million increase in other long term liabilities. This positive change was offset by $3.0 million increase in due from affiliates, $24.0 million decrease in accounts payable, $4.2 million decrease in deferred income, and $1.6 million relating to payments for dry-dock and special survey costs.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $13.2 million gain for the three month period ended March 31, 2008 which consisted mainly of the following adjustments: $13.6 million of depreciation and amortization, $0.4 million of amortization of deferred dry dock expenses, $0.5 million of amortization of deferred finance fees, $1.6 million of unrealized losses on interest rate swaps, $0.7 million share based compensation and $0.3 million movement of earnings in affiliates net of dividends received. These were offset by $1.3 million of unrealized gains on FFAs, and $2.6 million gain due to the partial sale of CNSA following the acquisition of Horamar in January 2008.
     The negative change in operating assets and liabilities of $17.9 million for the three month period ended March 31, 2008 resulted from $57.7 million decrease in accounts payable, $0.7 million increase in prepaid expenses and other current assets, $8.0 million decrease in deferred income, $1.8 million relating to payments for dry-dock and special survey costs and $3.8 million decrease in derivative accounts. This negative change was offset by $10.3 million decrease in restricted cash, $27.3 million decrease in accounts receivable, $3.4 million decrease in balances due from affiliates, $12.8 million increase in accrued expenses and $0.1 million decrease in long term liability.
Cash used in investing activities for the three month period ended March 31, 2009 as compared to the three month period ended March 31, 2008:
     Cash used in investing activities was $69.7 million for the three month period ended March 31, 2009, or a decrease of $129.7 million from $199.4 million for the same period in 2007.
     Cash used in investing activities was the result of (a) the payment of $25.6 million cash portion for the acquisition of Navios Vega in February 2009, (b) the deposits for acquisitions of Capesize vessels to be delivered in various dates until the fourth quarter of 2009 amounting to $42.9 million, and (c) the purchase of other fixed assets amounting to $1.3 million mainly relating to the construction of the new silo of Navios Logistics. The above was offset by $0.1 million received in connection with the capital lease receivable.
     Cash used in investing activities was $199.4 million for the three month period ended March 31, 2008. This was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar, (b) the acquisition of the vessel Navios Orbiter amounting to $17.8 million, (c) deposits amounting to $6.0 million relating mainly to the deposits for a push boat (Accu II) and for Navios Aurora, (d) the increase in restricted cash relating to Navios Logistics amounting to $67.1 million and (e) $0.9 million purchases of property plan and equipment. The above was offset by $2.5 million received in connection with the capital lease receivable.
Cash provided by financing activities for the three month period ended March 31, 2009 as compared to the three month period ended March 31, 2008:
     Cash provided by financing activities was $106.5 million for the three month period ended March 31, 2009, while for the same period of 2008 was $53.1 million.
     Cash provided by financing activities was the result of $125.4 million of loan proceeds (net of relating finance fees of $2.6 million) in connection with the drawdown from the loan facility with DNB NOR BANK ASA for the construction of two Capesize vessels and $110.0 million drawdown from the Marfin Egnatia Bank loan facility. This was offset by (a) the acquisition of treasury stock amounting to $0.7 million, (b) the $2.9 million installments paid in connection with the Navios Holdings’ outstanding indebtedness, (c) the $6.2 million increase in restricted cash required under the amendment in one of its facility agreements and (c) $9.1 million of dividends paid in the three months ended March 31, 2009 in connection with the third quarter of 2008.

     Cash provided by financing activities was $53.1 million for the three month period ended March 31, 2008. This was the result of $69.6 million loan proceeds (net of relating finance fees of $0.5 million) in connection with the loan facility of Nauticler S.A. This was offset by (a) the acquisition of treasury stock amounting to $3.4 million, (b) the $3.5 million installments paid in connection with the Company’s outstanding indebtedness and (c) $9.6 million of dividends paid in March 2008 in connection with the fourth quarter of 2007.
     Adjusted EBITDA: EBITDA represents net income before interest income and expense, taxes, depreciation, and amortization. Adjusted EBITDA represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that Adjusted EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness.
     Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
Adjusted EBITDA Reconciliation to Cash from Operations

Three Months Ended	March 31,	March 31,
(in thousands of US Dollars)	2009	2008
Net cash provided by operating activities	$49,987	$9,619
Net decrease in operating assets	(23,636)	(40,433)
Net increase in operating liabilities	5,086	56,494
Net interest cost	14,365	9,493
Deferred finance charges	(709)	(464)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(3,613)	(304)
Earnings in affiliates and joint ventures, net of dividends received	(321)	(296)
Payments for drydock and special survey	1,587	1,803
Noncontrolling interest	(368)	(488)
Gain on partial sale of subsidiary	—	2,574
Adjusted EBITDA	$42,378	$37,998
     Adjusted EBITDA for the first quarter of 2009 and 2008 was $42.4 million and $38.0 million, respectively. The $4.4 million increase in Adjusted EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $201.9 million from $293.7 million in the first quarter of 2008 to $91.8 million in the same period in 2009, an increase in equity in net earnings from affiliated companies by $3.0 million and a decrease in noncontrolling interest by $0.1 million. This overall favorable variance of $205.0 million was mitigated mainly by a decrease in revenue by $191.1 million from $338.3 million in the first quarter of 2008 to $147.2 million for the same period in 2009, a decrease in gain from FFA trading by $5.5 million from $4.9 million gain for the first quarter of 2008 to $0.6 million loss for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $1.5 million from $5.2 million in the first quarter of 2008 to $6.7 million for the same period in 2009, an increase in general and administrative expenses by $1.8 million from $8.0 million in the first quarter of 2008 to $9.8 million for the same period in 2009 (excluding $0.6 million and $0.7 million share-based compensation for the first quarter of 2009 and 2008, respectively) and a net decrease of $0.7 million in all other categories.
Long Term Debt Obligations and Credit Arrangements
     In December 2006, Navios Holdings repaid $290.0 million of the loan facility entered into with HSH Nordbank A.G. in December 2005 from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a secured loan facility entered into in February 2007.
     In December 2006, Navios Holdings issued $300.0 million of 9.5% senior notes due December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than the Uruguayan subsidiary, CNSA. At any time before December 15, 2009, Navios Holdings may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios Holdings has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the senior notes may require Navios Holdings to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, Navios Holdings has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
     In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. In April 2008, Navios Holdings entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. After the amendment the term loan facility is repayable in 19 quarterly payments of $2.7 million, seven quarterly payments of $5.7 million and a balloon payment of $166.4 million. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. As of March 31, 2009, the amount available under the revolver facility was $16.7 million and the amount drawn was $80.7 million.

     The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance (“SVM”) to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of Navios Holdings’ issued common stock.
     In March 2009, Navios Holdings amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010. On March 31, 2009, Navios Holdings was in compliance with the financial covenants, including the SVM ratio, as required under its amended facility agreement.
     In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of March 31, 2009, the amount drawn was $51.1 million. The facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6.3 million and 10 semi-annual installments of $4.5 million with a final payment of $46.5 million on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points.
     The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 1.75%. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for one additional year extension and an increase in margin to 275 bps.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of March 31, 2009, the amount drawn was $36.0 million. The facility is repayable upon delivery of the Capesize vessels in 16 semi-annual installments of $3.7 million, with a final payment of $73.8 million on the last payment date. The interest rate of the facility is LIBOR plus a margin of 100 basis points as defined in the agreement.
     In December 2008, Navios Holdings entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest at LIBOR plus 2.75%.
     In February 2009, Navios Holdings concluded a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate of LIBOR plus 1.90%. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of March 31, 2009, no amount has been drawn under this facility.
     In February 2009, Navios Holdings issued $33.5 million of convertible debt at a fixed rate of 2% per annum, exercisable until February 2012, at a price of $11.00 per share, in order to partially finance the acquisition of Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. Navios Holdings has the option to redeem the debt in whole or a portion in multiples of a thousand dollars, at any time (1) before February 2010 at a redemption price equal to 105% of the principal amount to be redeemed and (2) any time thereafter at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     In March 2009, Navios Holdings concluded a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used for general corporate purposes. $57.2 million of the facility are repayable upon delivery of two Capesize vessels during 2009 and the remaining is repayable in one installment in February 2011. It bears interest at a rate of LIBOR plus 2.75%. As of March 31, 2009, the full amount had been drawn.
     Upon the acquisition of Kleimar the following loans were assumed:
     On April 28, 2004, Kleimar entered into a $40.0 million credit facility with Fortis Bank and Dexia Bank. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2008 the facility had been fully repaid.

     On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel maturing in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2009, $17.1 million was outstanding under this facility.
     Upon acquisition of Horamar the following loans were assumed:
     In connection with the acquisition of Horamar, Navios Holdings assumed a $9.5 million loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date shall not exceed the December 31, 2011. The loan can be pre-paid before such date, upon two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2009, HS Shipping Ltd Inc. is in compliance with all the covenants.
     In connection with the acquisition of Horamar, Navios Holdings assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan facility bears interest at LIBOR plus 1.5%. The loan will be repaid in five equal installments of $0.5 million to be paid on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2009, Thalassa Energy S.A. was in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).
     The maturity table below reflects the principal payments of all credit facilities outstanding as of March 31, 2009 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities discussed in this section “Long Term Obligations and Credit Arrangements” and the outstanding amount due under the senior notes. The maturity table below includes in the amount shown for 2014 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009.

March 31,
2009
Amounts in
millions of
Year	U.S. Dollars
2009	$64.7
2010	142.4
2011	91.8
2012	97.6
2013	60.7
2014	503.6
2015 and thereafter	87.2

Total	$1,048.0

Contractual Obligations:

	March 31, 2009
	Payment due by period (Amounts in millions of U.S. Dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long term debt(i)(ii) (iii)	1,048.0	74.2	301.6	88.2	584.0
Operating Lease Obligations (Time Charters)	854.6	107.2	203.0	186.6	357.8
Operating lease obligations push boats and barges	1.8	0.7	1.1	—	—
Vessel deposits(iv)	388.6	388.6	—	—	—
Rent Obligations(v)	11.6	1.5	2.4	2.3	5.4

(i)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.8% to 2.75% per annum.

(ii)	Following the amendment of the facility agreement with HSH Nordbank and Commerzbank A.G in March 2009, Navios Holdings has to accumulate $14.0 million of cash reserves into a pledged account with the agent bank ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, commencing in January 2009). In February 2009, Navios Holdings concluded a facility of up to $120.0 million to finance the acquisition of two Capesize vessels to be delivered, repayable in 20 semi-annual installments. As of March 31, 2009, no amount has been drawn under this facility.

(iii)	The long term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009.

(iv)	Future remaining contractual deposits for the seven owned Capesize vessels to be delivered in various dates in 2009.

(v)	On January 2, 2006, Navios Holdings relocated its headquarters to new premises in Piraeus, Greece. In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. Kleimar has leased approximately 387 square meters to locate its offices. Navios Logistics has several lease agreements to locate its offices. The table above incorporates only the lease obligation of the offices indicated in this footnote. Minimum payments have not been reduced by minimum sublease rentals of a total amount of $0.3 million due until the end if the sublease agreement, under a non cancelable sublease.
Working Capital Position
     On March 31, 2009, Navios Holdings’ current assets totaled $523.0 million, while current liabilities totaled $277.9 million, resulting in a positive working capital position of $245.1 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2009 and 2010 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2009 and 2010.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
Capital expenditures
     In 2007 and 2008, the Company entered into agreements for the acquisition of a total of 11 newbuild Capesize vessels. One of these Capesize vessels is contracted to be sold to Navios Partners. In November 2008, the Company terminated three of the above contracts. All Capesize vessels are scheduled for delivery on various dates throughout 2009. The remaining capital obligations at March 31, 2009, left to be paid in 2009, depending on the timing of the delivery of the Capesize vessels, amount to approximately $388.6 million. These capital obligations will be funded by the Company’s existing cash and term loan facilities or available credit lines, as well as any further financing arrangements.
Dividend Policy
     At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of our current secured credit facilities and the indenture governing its senior notes limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities, the Board of Directors may from time to time consider the payment of dividends and on May 15, 2009, the Board of Directors declared a quarterly cash dividend with respect to the first quarter of 2009 of $0.06 per share of common stock payable on July 2, 2009 to stockholders on record as of June 18, 2009. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, restrictions by credit agreements and market conditions.
Concentration of Credit Risk
     Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month period ended March 31, 2009, and for the year ended December 31, 2008, no customer from the vessel operations segment accounted for more than 10.0% of Navios Holdings’ revenue.
Off-Balance Sheet Arrangements
     Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the three months ended March 31, 2009, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are analyzed in the contractual obligations above. As of March 31, 2009, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $5.1 million issued by various banks in favor of various organizations of which $1.7 million are collateralized by cash deposits which are included as a component of restricted cash.
     Upon acquisition of Horamar, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $6.6 million. According to the acquisition agreement, if such cases are materialized against Navios Holdings, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
Related Party Transactions
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 0.4 million (approximately $0.7 million) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 0.4 million (approximately $0.7 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of the periods ended March 31, 2009 and 2008, were $0.1 million and $0.3 million, respectively. The Company owns fifty percent of the common stock of Acropolis. During the period ended March 31, 2009 and the year ended December 31, 2008, the Company received dividends of $0.6 million and $1.9 million, respectively. Included in the trade accounts payable at March 31, 2009 and December 31, 2008 is an amount of $0.2 million and $0.2 million, respectively, which is due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2009 and 2008 amounted to $2.6 million and $1.8 million, respectively.
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2009 and 2008 amounted to $0.4 million and $0.3 million, respectively.
     Balance due from affiliate: Amounts due from affiliate as of March 31, 2009 amounted to $4.7 million (2008: $1.7 million) which includes the current amounts of $4.6 million due from Navios Partners (2008: $1.5 million). The balance mainly consists of management fees, administrative fees and other expenses.
     Sale of Navios Aurora I: On July 1, 2008, Navios Aurora I was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Aurora I was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. At March 31, 2009, the total unamortized portion of the gain was $25.7 million. (See Note 5 of the Unaudited Interim Consolidated Financial Statements included elsewhere in this document).
     Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7.6 million ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. (See Note 1 of the Unaudited Interim Consolidated Financial Statements included elsewhere in the document).
     On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $0.5 million to Navios Acquisition which was repaid during 2008.
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10,000 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the period ended March 31, 2009 amounted to $30,000 (2008: $0). As of March 31, 2009 and December 31, 2008, the balance due from Navios Acquisition was $0.1 million and $0.1 million, respectively.
Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
     Interest Rate Risk:
     Debt Instruments — On March 31, 2009 and December 31, 2008, Navios Holdings had a total of $1.048.0 million and $889.4 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes and the convertible debt discussed in “Liquidity and Capital Resources” that bear interest at fixed rate.
     For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long Term Debt Obligations and Credit Arrangements” included elsewhere in this document.
     The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would have no effect on their fair value. The interest rate on the senior notes and convertible debt is fixed and, therefore, changes in interest rates affect their fair value which as of March 31, 2009 was $168.0 million and $31.7 million, respectively. Amounts drawn under the facilities and the senior notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change the annual interest expense by $6.4 million.
     Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.
     At March 31, 2009, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $16.7 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $1.0 million to terminate these agreements as of March 31, 2009. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.2 million as of March 31, 2009, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph. A 100 basis points change in interest rates would increase or decrease interest expense by $0.2 million as of March 31, 2009.

c)	One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $0.9 million to terminate these agreements as of March 31, 2009. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.
     Foreign Currency Risk
     Foreign Currency: In general, the shipping industry is a dollar dominated industry. Revenue is set mainly in US dollars, and approximately 83.7% of Navios Holdings’ are also incurred in US dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2009 would increase or decrease net income by approximately $0.2 million.
     FFAs Derivative Risk
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. For the year ended December 31, 2008, $19.9 million of losses included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings.
     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there only three positions deemed to be open as of March 31, 2009, a ten percent change in underlying freight market indices would only have an effect of $0.1 million on net income per year.
Critical Accounting Policies
     The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Holdings’ 2008 annual report on Form 20-F file with the Securities and Exchange Commission.
     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Accounting for derivative financial instruments and hedge activities: The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly.
     Pursuant to SFAS 133, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. There is no amount included in “Accumulated Other Comprehensive Income/(Loss)” as of December 31, 2008, that is expected to be reclassified to earnings after December 31, 2008. For the years ended December 31, 2008, $19.9 million losses, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.
     Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with Navios Holdings’ Stock Plan. The Company awarded restricted stock to its employees, officers and directors and stock options to its executives and directors, based on service conditions only, that vest over two years and three years, respectively.
     The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
     Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and an impairment charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows.

     No impairment loss was recognized for any of the periods presented.
     Vessels, net: Vessel acquisitions are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Deferred Dry-dock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled dry-docking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.
     Goodwill and Other Intangibles: As required by SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.
     The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
     No impairment loss was recognized for any of the periods presented.
     The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.
     Investment in available for sale securities: The Company classifies its existing marketable equity securities as “available-for-sale” in accordance with provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.” These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
     For the three month period ended March 31, 2009 and for the year ended December 31, 2008, the Company’s unrealized holding gains/(losses) in available for sale securities were $3.9 million and $(22.6) million, respectively. Based on the Company’s OTTI analysis, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary.

Recent Accounting Pronouncements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement was effective as of January 1, 2009 and the interim consolidated financial statements were updated to reflect the reporting and disclosure requirements.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R was effective for Navios Holdings for fiscal year beginning on January 1, 2009 and it did not have a material affect on the its consolidated financial statements.
     In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of the Company.
     In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”) “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS 161 did not have a material effect on the Company’s consolidated financial statements.
     In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Navios Holdings for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 did not have a material effect on the consolidated financial statements of the Company.
     In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.
     In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The adoption of FSP EITF 03-6-1 did not have a material effect on the Company’s consolidated financial statements.
     In September 2008, Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 did not have a material effect on the Company’s consolidated financial statements.
     In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of the Company.
     In November 2008, the FASB issued its final consensus on “Issue 08-8 — Accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary” (“Issue 08-8”). This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This issue will be effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of Issue 08-8 did not have a material effect on the consolidated financial statements of the Company.
     In November 2008, the FASB issued the EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests culminating in the issuance of Statement 141(R) and Statement 160. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of Statement 141(R) and Statement 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. EITF 08-6 shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 did not have a material effect on the consolidated financial statements of the Company.
     In December 2008, the FASB issued the FASB Staff Position (“FSP FAS 140-4 and FIN 46(R)-8”) which amends FASB Statement No. 140, “ Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), “ Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, FSP FAS 140-4 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material effect on the consolidated financial statements of the Company.
     In January 2009, the FASB issued the FASB Staff Position “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have a material effect on the consolidated financial statements of the Company.
     In April 2009, the FASB issued the FASB Staff Position (“FAS 107-1 and APB 28-1”), which amends FASB Statement No.107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No.28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4, “Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly”, and FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of other-than-temporary impairments”. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. This FSP will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of FSP FAS 107-1 and APB 28-1 on the Company’s consolidated financial statements.
     In April 2009, the FASB issued the FASB Staff Position (“FSP FAS 141(R) — 1”), which amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R) — 1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS 141(R) — 1 did not have a material effect on the Company’s consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

		March 31,	December 31,
	Note	2009	2008
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$220,417	$133,624
Restricted cash		20,660	17,858
Accounts receivable, net of allowance for doubtful accounts of $8,893 as at March 31, 2009 and $8,343 as at December 31, 2008		82,913	109,780
Short term derivative asset	8	168,776	214,156
Short term backlog asset	6	—	44
Due from affiliate companies		4,655	1,677
Prepaid expenses and other current assets		25,606	28,270

Total current assets		523,027	505,409

Deposit for vessel acquisitions	5	432,147	404,096
Vessels, port terminal and other fixed assets, net	5	799,657	737,094
Long term derivative assets	8	28,922	36,697
Other long term assets		55,492	46,855
Investments in affiliates		5,284	5,605
Investments in available for sale securities		26,304	22,358
Intangible assets other than goodwill	6	337,841	347,878
Goodwill		147,632	147,632

Total non-current assets		1,833,279	1,748,215

Total assets		$2,356,306	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$48,499	$72,520
Dividends payable		6,033	9,096
Accrued expenses		39,203	34,468
Deferred income	5	7,145	11,319
Short term derivative liability	8	102,794	128,952
Current portion of long term debt	7	74,246	15,177

Total current liabilities		277,920	271,532

Senior notes, net of discount	7	298,395	298,344
Long term debt, net of current portion	7	671,939	574,194
Unfavorable lease terms	6	71,257	76,684
Long term liabilities and deferred income	5	48,193	47,827
Deferred tax liability		25,390	26,573
Long term derivative liability	8	18,316	23,691

Total non-current liabilities		1,133,490	1,047,313

Total liabilities		1,411,410	1,318,845

Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,225,217 and 100,488,784 as of March 31, 2009 and December 31, 2008, respectively	9	10	10
Additional paid-in capital	9	494,562	494,719
Accumulated other comprehensive loss		(18,632)	(22,578)
Retained earnings		339,629	333,669

Total stockholders’ equity		815,569	805,820
Noncontrolling interest		129,327	128,959
Total equity		944,896	934,779

Total liabilities and equity		$2,356,306	$2,253,624

See condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except per share data)

		Three Month	Three Month
		Period ended	Period ended
	Note	March 31, 2009	March 31, 2008
		(unaudited)	(unaudited)
Revenue	12	$147,168	$338,277
(Loss)/gain on forward freight agreements	8	(550)	4,887
Time charter, voyage and logistic business expenses		(91,799)	(293,699)
Direct vessel expenses		(7,170)	(5,633)
General and administrative expenses		(10,431)	(8,712)
Depreciation and amortization	5, 6	(15,540)	(13,604)
Interest income from investments in finance lease		323	800
Interest income		337	2,739
Interest expense and finance cost, net	7	(14,701)	(12,232)
Gain on sale of assets/partial sale of subsidiary		—	2,574
Other income		1,268	19
Other expense		(2,276)	(3,269)

Income before equity in net earnings of affiliate companies		6,629	12,147
Equity in net earnings of affiliated companies	14	5,100	2,078

Income before taxes		$11,729	$14,225
Income taxes		632	507

Net income		12,361	14,732
Less: Net income attributable to the noncontrolling interest	3	(368)	(488)

Net income attributable to Navios Holdings common stockholders		$11,993	$14,244

Basic net income per share attributable to Navios Holdings common stockholders		$0.12	$0.13

Weighted average number of shares, basic	13	100,056,191	106,371,936

Diluted net income per share attributable to Navios Holdings common stockholders		$0.12	$0.13

Weighted average number of shares, diluted	13	100,457,699	110,695,036

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

		Three Month	Three Month
		Period ended	Period ended
	Note	March 31, 2009	March 31, 2008
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income attributable to Navios Holdings common stockholders		$11,993	$14,244
Adjustments to reconcile net income to net cash provided by operating activities:		21,031	13,239
Decrease in operating assets		23,636	40,433
Decrease in operating liabilities		(5,086)	(56,494)
Payments for dry dock and special survey costs		(1,587)	(1,803)
Net cash provided by operating activities		49,987	9,619

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	3	—	(5,000)
Restricted cash for assets acquisition		—	(67,120)
Acquisition of vessels	5	(25,648)	(17,875)
Deposits for vessel acquisitions	5	(42,870)	(5,984)
Receipts from finance lease		130	2,527
Purchase of property and equipment	5	(1,310)	(857)

Net cash used in investing activities		(69,698)	(199,378)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	7	125,369	69,574
Repayment of long term debt and payment of principal	7	(2,927)	(3,555)
Dividends paid		(9,096)	(9,582)
Acquisition of treasury stock	9	(717)	(3,374)
Increase in restricted cash		(6,125)	—
Issuance of common stock	9	—	37

Net cash provided by financing activities		106,504	53,100

Increase/(decrease) in cash and cash equivalents		86,793	(136,659)

Cash and cash equivalents, beginning of period		133,624	427,567

Cash and cash equivalents, end of period		$220,417	$290,908

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$7,936	$548
Cash paid for income taxes		$139	$307

Non-cash investing and financing activities
See Note 5 for issuance of shares and convertible debt in connection with the acquisition of vessels		$31,741	$—
Equity in net earnings of affiliated companies		$5,100	$2,078
See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of US Dollars — except per share data)
See condensed notes to consolidated financial statements.

					Accumulated
	Number of		Additional		Other	Total
	Common	Common	Paid-in	Retained	Comprehensive	Stockholders’	Noncontrolling
	Shares	Stock	Capital	Earnings	Income/(Loss)	Equity	Interest	Total Equity
Balance December 31, 2007	106,412,429	$11	$536,306	$252,826	$(19,939)	$769,204	$—	$769,204
Net income	—	—	—	118,527	—	118,527	1,723	120,250
Other comprehensive income/(loss):
- Unrealized holding losses on investments in-available-for-sale securities	—	—	—	—	(22,578)	(22,578)	—	(22,578)
- Reclassification to earnings	—	—	—	—	19,939	19,939	—	19,939

Total comprehensive income						115,888	1,723	117,611
Issuance of common stock (Note 9)	1,351,368	—	6,756	—	—	6,756	—	6,756
Acquisition of Horamar							96,186	96,186
Noncontrolling interests in subsidiaries of Horamar	—	—	—	—	—	—	31,050	31,050
Acquisition of treasury shares (Note 9)	(7,534,870)	(1)	(51,032)	—	—	(51,033)	—	(51,033)
Stock based compensation expenses (Note 9)	259,857	—	2,689	—	—	2,689	—	2,689
Dividends declared/ paid	—	—	—	(37,684)	—	(37,684)	—	(37,684)

Balance December 31, 2008	100,488,784	10	494,719	333,669	(22,578)	805,820	128,959	934,779
Net income	—	—	—	11,993	—	11,993	368	12,361
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	3,946	3,946	—	3,946

Total comprehensive income						15,939	368	16,307
Acquisition of treasury shares (Note 9)	(331,900)	—	(717)	—	—	(717)	—	(717)
Stock based compensation expenses	68,333	—	560	—	—	560	—	560
Dividends declared/ paid	—	—	—	(6,033)	—	(6,033)	—	(6,033)

Balance March 31, 2009 (unaudited)	100,225,217	$10	$494,562	$339,629	$(18,632)	$815,569	$129,327	$944,896

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 were kept in escrow ($2,500 as of December 31, 2008) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2008) pending the EBITDA Adjustment.
     Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of liquid and dry bulk cargoes in South America.
     The cash contribution for the acquisition of Horamar was financed entirely by existing cash. See Note 3.
     On July 1, 2008, the Company completed the initial public offering or an IPO, of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of the Company but accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ annual report filed on Form 20-F with the Securities Exchange Commission. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The 2008 financial information has been recast to reflect the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the “Company” or “Navios Holdings”). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.
Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008

Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 3/31	1/1 — 3/31

Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 3/31	1/1 — 3/31

Kleimar N.V.	Operating company/Vessel Owning Company	100%	Belgium	1/1 — 3/31	1/1 — 3/31

Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 — 3/31	1/1 — 3/31

Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	—	3/14 — 3/31

Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	—

Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008

Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	—

Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aurora Shipping Enterprises Ltd.	Navios Aurora I	100%	Marshall Is.	—	1/21 — 03/31

Corsair Shipping Ltd.	Navios Ulysses	100%	Marshall Is	1/1 — 3/31	—

Rowboat Marine Inc.	Navios Vega	100%	Marshall Is	1/1 — 3/31	—

Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	—

Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	3/6 — 3/31

Nostos Shipmanagement Corp. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008

Portorosa Marine Corporation (i)	Navios Happiness	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31

Sizzling Ventures Inc.	Operating company	100%	Liberia	1/1 — 3/31	1/1 — 3/31

Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Pueblo Holdings Ltd. (i)	Navios Lumen	100%	Marshall Is.	1/1 — 3/31	—

Surf Maritime Co. (i)	Navios Pollux	100%	Marshall Is.	1/1 — 3/31	—

Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	—

Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1 — 3/31	1/1 — 3/31

Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Navios South American Logistics and Subsidiaries:

Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshal Is.	1/1 — 3/31	1/1 — 3/31

Corporacion Navios SA	Operating Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Nauticler SA	Sub-Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Compania Naviera Horamar SA	Operating Company	65.48%	Argentina	1/1 — 3/31	1/1 — 3/31

Compania de Transporte Fluvial Int SA	Operating Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Ponte Rio SA	Operating Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Thalassa Energy SA	Barges Owning Company	40.93%	Argentina	1/1 — 3/31	1/1 — 3/31

HS Tankers Inc. (ii)	Vessel Owning Company	33.39%	Panama	1/1 — 3/31	1/1 — 3/31

HS Navegation Inc.	Estefania	33.39%	Panama	1/1 — 3/31	1/1 — 3/31

HS Shipping Ltd Inc.	Malva H	40.93%	Panama	1/1 — 3/31	1/1 — 3/31

HS South Inc. (ii)	Vessel Owning Company	40.93%	Panama	1/1 — 3/31	1/1 — 3/31

Mercopar Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Nagusa Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Hidrovia OSR Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Petrovia Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 3/31	1/1 — 3/31

Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008

Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Petrovia S.A.	Shipping Company	65.48%	Paraguay	1/1 — 1/20	1/1 — 3/31

Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 — 3/31	1/1 — 3/31

Flota Mercante Paraguaya S.A.	Shipping Company	65.48%	Paraguay	1/1 — 2/13	1/1 — 3/31

Compania de Transporte Fluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 — 2/13	1/1 — 3/31

Hidrogas S.A.	Shipping Company	65.48%	Paraguay	1/1 — 1/20	1/1 — 3/31

Stability Oceanways S.A.	Shipping Company	65.48%	Panama	1/1 — 3/31	—

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel. (Note 5)

(ii)	Each company has the rights over a shipbuilding contract of a tanker vessel.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008

Navios Maritime Partners L.P.	Sub-Holding Company	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Navios Maritime Operating L.L.C.	Operating Company	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Libra Shipping Enterprises Corporation	Navios Libra II	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Alegria Shipping Corporation	Navios Alegria	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Felicity Shipping Corporation	Navios Felicity	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/3131

Gemini Shipping Corporation	Navios Gemini S	32.2%	Marshal Is.	1/1 — 3/31	1/1 — 3/31

Galaxy Shipping Corporation	Navios Galaxy I	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Prosperity Shipping Corporation	Navios Prosperity	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Fantastiks Shipping Corporation	Navios Fantastiks	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aldebaran Shipping Corporation	Navios Aldebaran	32.2%	Marshall Is.	1/1 — 3/31	1/1 — 3/31

Aurora Shipping Enterprises Ltd.	Navios Aurora I	32.2%	Marshall Is.	1/1 — 3/31	—

Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 3/31	1/1 — 3/31

Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement was effective as of January 1, 2009 and the interim consolidated financial statements were updated to reflect the reporting and disclosure requirements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R was effective for Navios Holdings for fiscal year beginning on January 1, 2009 and it did not have a material affect on the its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of the Company.

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS 161 did not have a material effect on the Company’s consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Navios Holdings for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 did not have a material effect on the consolidated financial statements of the Company.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.

In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The adoption of FSP EITF 03-6-1 did not have a material effect on the Company’s consolidated financial statements.

In September 2008, Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 did not have a material effect on the Company’s consolidated financial statements.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of the Company.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
In November 2008, the FASB issued its final consensus on “Issue 08-8 — Accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary” This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This issue will be effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of Issue 08-8 did not have a material effect on the consolidated financial statements of the Company.

In November 2008, the FASB issued the EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests culminating in the issuance of Statement 141(R) and Statement 160. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of Statement 141(R) and Statement 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. EITF 08-6 shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 did not have a material effect on the consolidated financial statements of the Company.

In December 2008, the FASB issued the FASB Staff Position (“FSP FAS 140-4 and FIN 46(R)-8”) which amends FASB Statement No. 140, “ Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), “ Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, FSP FAS 140-4 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material effect on the consolidated financial statements of the Company.

In January 2009, the FASB issued the FASB Staff Position “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have a material effect on the consolidated financial statements of the Company.

In April 2009, the FASB issued the FASB Staff Position (“FAS 107-1 and APB 28-1”), which amends FASB Statement No.107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No.28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4, “Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly”, and FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of other-than-temporary impairments”. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. This FSP will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of FSP FAS 107-1 and APB 28-1 on the Company’s consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
In April 2009, the FASB issued the FASB Staff Position (“FSP FAS 141(R) — 1”), which amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R) — 1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R) — 1 did not have a material effect on the consolidated financial statements.
NOTE 3: ACQUISITION/REINCORPORATION
     Acquisition of Horamar Group
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 were kept in escrow ($2,500 as of December 31, 2008) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2008) pending the EBITDA Adjustment.
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2,500 in cash and 503 shares were released to the shareholders of Horamar. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2009.
     Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business through the combination of its existing port operations in Uruguay with the barge and upriver port businesses that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
     The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, January 1, 2008.

Adjusted purchase price
Consideration to sellers (cash), excluding contingent consideration	$109,700
Fair value of 34.5% ownership in CNSA	26,901

Total consideration given for 65.5% acquired interest in Horamar	136,601
Proforma purchase price — 100%	208,552
Transaction costs	3,461

Total proforma purchase price — 100%	212,013
Fair value of assets and liabilities acquired
Vessel fleet	128,838
Petrosan port tangible assets	12,557
Customer relationships	35,490
Tradenames and trademarks	10,420
Favorable contracts	3,780
Favorable construction contracts	7,600
Petrosan port operating rights	3,060
Unfavorable contracts	(3,010)
Deferred taxes	(27,287)
Long term debt assumed	(11,665)
Minority interests in subsidiaries of Horamar	(31,050)
Other long term assets/liabilities	488
Net working capital, including cash retained of $5,592	5,970

Fair value of identifiable assets and liabilities of Horamar	135,191

Goodwill	$76,822

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     Following the release of the escrow in November 2008, as a result of Horamar achieving the interim EBITDA target, goodwill increased by $11,638, to reflect the changes in minority interests. As of December 31, 2008, excluding the remaining contingent consideration still in escrow, Navios Holdings currently holds 65.5% of Navios Logistics’ outstanding stock.
     Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.
     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

	Weighted
	Average	Year ended
	Amortization	March 31, 2009
Description	Period (Years)	Amortization
Customer relationships	20	$(444)
Tradenames and trademarks	10	$(261)
Favorable contracts	4	$(207)
Petrosan port operating rights	20	$(38)
Favorable construction contracts (*)	—	$—
Unfavorable contracts	2	$376

(*)	This amount is not amortized and when the vessel is delivered, will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. (Note 6)
     The following is a summary of the acquired identifiable intangible assets as of March 31, 2009:

		Accumulated
Description	Gross Amount	Amortization	Net Amount
Customer relationships	$35,490	$(2,218)	$33,272
Tradenames and trademarks	$10,420	$(1,303)	$9,117
Favorable contracts	$3,780	$(1,034)	$2,746
Favorable construction contracts	$7,600	$—	$7,600
Petrosan port operating rights	$3,060	$(191)	$2,869
Unfavorable contracts	$(3,010)	$1,881	$(1,129)

Totals	$57,340	$(2,865)	$54,475

NOTE 4: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	March 31,	December 31,
	2009	2008
Cash on hand and at banks	$141,924	$28,976
Short-term deposits and highly liquid funds	78,493	104,648

Total cash and cash equivalents	$220,417	$133,624

NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2008	$538,587	$(54,322)	$484,265
Additions	72,140	(6,124)	66,016

Balance March 31, 2009	$610,727	$(60,446)	$550,281

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2008	$44,425	$(3,879)	$40,546
Additions	1,222	(228)	994

Balance March 31, 2009	$45,647	$(4,107)	$41,540

		Accumulated	Net Book
Tanker vessels, barges and push boats	Cost	Depreciation	Value
Balance December 31, 2008	$220,673	$(13,436)	$207,237
Additions	17	(4,346)	(4,329)

Balance March 31, 2009	$220,690	$(17,782)	$202,908

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2008	$6,966	$(1,920)	$5,046
Additions	71	(189)	(118)

Balance March 31, 2009	$7,037	$(2,109)	$4,928

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2008	$810,651	$(73,557)	$737,094
Additions	73,450	(10,887)	62,563

Balance March 31, 2009	$884,101	$(84,444)	$799,657

     As of March 31, 2009, Navios Holdings had executed purchase options comprising of four Ultra Handymax, six Panamax and one Capesize vessels. Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Aurora I and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. The rights to Navios Fantastiks were sold to Navios Partners, on November 15, 2007, while Navios Aurora I was sold to Navios Partners on July 1, 2008. The sale price of Navios Aurora I consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units has been classified as “Investments in available-for-sale securities”. The gain from the sale of Navios Aurora I was $51,508, of which, $24,940 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represented profit to the extent of Navios Holdings’ 51.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income as the vessel is amortized over its remaining useful life or until it’s sold. The portion to be amortized over the next year is classified under “Deferred income”. A portion of the deferred gain would also be recognized if Navios Holdings’ interest in Navios Partners decreases. As of March 31, 2009, the unamortized portion of the gain was $25,659, of which $1,212 is classified under “Deferred income”. The amortization of deferred income is included in “Equity in net earnings of affiliated companies” in the statements of income.
     In July 2007, Navios Holdings entered into contracts for the acquisition of two Capesize vessels to be built in South Korea, of 180,000 tons deadweight capacity, scheduled for delivery in June 2009 and July 2009. Navios Holdings paid an amount of $74,106 (including interest earned of $2,106) as a deposit for the purchase of these vessels and it is included in “Deposits for vessel acquisitions”. One of the vessels is contracted to be sold to Navios Partners upon delivery.
     In December 2007, Navios Holdings entered into agreements for the acquisition of six Capesize vessels to be built in South Korea of approximately 172,000 tons deadweight capacity each. On November 4, 2008, Navios Holdings cancelled three of the above contracts for a total cancellation fee of $1,500 which was expensed. The shipyard installments paid for the construction of these vessels will be spread against the payments for the construction of the remaining three Capesize vessels under construction by the same shipyard. The total acquisition cost of the remaining Capesize vessels is approximately $338,900. An additional Capezise vessel will be built in Japan with deadweight capacity of 180,000 tons. Their delivery is scheduled during the fourth quarter of 2009. Navios Holdings has paid as of March 31, 2009, an amount of $250,840 in cash and $20,000 in shares (1,397,624 common shares at $14.31 per share based on the price on the acquisition date) as interim payment for the purchase of these vessels and it is included in “Deposits for vessel acquisitions”.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     Since March 2008, Navios Logistics through its subsidiaries, entered into agreements for the acquisition of a fleet for transporting dry and wet cargo on the river in the Hidrovia region. This fleet consists of push boats, dry barges and wet barges. The fleet’s acquisition amounted to an aggregate of approximately $72,000.
     In June 2008, Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, Navios Ulysses, is a 2007 built, 55,728 dwt, Ultra Handymax built in Japan and was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, Navios Vega, is a 58,792 dwt, 2009 built Ultra Handymax built in Japan and was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible debt with 3 years maturity. As of December 31, 2008, Navios Holdings paid an amount of $14,700 as deposit for the purchase of Navios Vega and it is included in “Deposits for vessel acquisitions”.
     In August 2008, Navios Holdings entered into agreements to acquire two Capesize vessels for its wholly owned fleet. Total consideration for the vessels is $217,500. Navios Holdings paid an amount of $83,900 as deposit for the purchase of these vessels and it is included in “Deposits for vessel acquisitions”. Both vessels will be built in South Korea and are expected to be delivered during the second and third quarter of 2009.
     In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo is expected to be fully operational by the second quarter of 2009 and will add an additional 80,000 metric tons of storage capacity. As of March 31, 2009, Navios Logistics paid an amount of $5,992 for the construction of the new silo.
NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of March 31, 2009 and December 31, 2008 consist of the following:

		Accumulated	Transfer to	Net Book Value
March 31, 2009	Acquisition Cost	Amortization	vessel cost	March 31, 2009
Trade name	$100,420	$(11,421)	$—	$88,999
Port terminal operating rights	34,060	(2,979)	—	31,081
Customer relationships	35,490	(2,218)	—	33,272
Favorable construction contracts	7,600	—	—	7,600
Favorable lease terms(**)	273,057	(82,310)	(13,858)	176,889

Total Intangible assets	450,627	(98,928)	(13,858)	337,841

Unfavorable lease terms(*)	(130,523)	59,266	—	(71,257)
Backlog assets	14,830	(14,830)	—	—

Total	$334,934	$(54,492)	$(13,858)	$266,584

				Fair value
				measurement
				due to
		Accumulated	Transfer to	acquisition of	Net Book Value
December 31, 2008	Acquisition Cost	Amortization	vessel cost	subsidiary	December 31, 2008
Trade name	$90,000	$(10,467)	$—	$10,420	$89,953
Port terminal operating rights	31,000	(2,750)	—	3,060	31,310
Customer relationships	—	(1,774)	—	35,490	33,716
Favorable construction contracts	—	—	—	7,600	7,600
Favorable lease terms(**)	269,277	(73,900)	(13,858)	3,780	185,299

Total Intangible assets	390,277	(88,891)	(13,858)	60,350	347,878

Unfavorable lease terms(*)	(127,513)	53,839	—	(3,010)	(76,684)
Backlog assets	14,830	(14,786)	—	—	44

Total	$277,594	$(49,838)	$(13,858)	$57,340	$271,238

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

(*)	Includes $15,890 of unfavorable purchase options held by third-parties which are not amortized. If option is exercised by the third-party, the liability will be included in the calculation of gain/loss on sale of the related vessel. As of March 31, 2009 and December 31, 2008, no purchase options have been exercised.

(**)	Includes $36,517 of favorable purchase options which are not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of March 31, 2009, and December 31, 2008, $8,585 had been transferred to the acquisition cost of vessels.
NOTE 7: BORROWINGS
     Borrowings consist of the following:

March 31,
2009
Loan Facility HSH Nordbank and Commerzbank A.G.	$248,310
Revolver Facility HSH Nordbank and Commerzbank A.G.	80,667
Loan Facility Emporiki Bank	51,060
Loan DVB Bank	17,080
Loan DNB NOR Bank	36,000
Loan Marfin Egnatia Bank	70,000
Revolving credit facility Marfin Egnatia Bank	90,000
Loan Facility Marfin Egnatia Bank	110,000
Convertible debt	33,500
Other long term loans	11,328
Senior notes	300,000

Total borrowing	1,047,945
Less unamortized discount	(3,365)
Less current portion	(74,246)

Total long term borrowings	$970,334

     Senior notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Loan Facilities: In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280,000 Term Loan Facility and a $120,000 reducing Revolver Facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
After the amendment the term loan facility is repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. As of March 31, 2009, the amount available under the revolver facility was $16,667 and the amount drawn was $80,667.
     The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance (“SVM”) to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     In March 2009, Navios Holdings amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010. On March 31, 2009, Navios Holdings was in compliance with the financial covenants, including the SVM ratio, as required under its amended facility agreement.
     In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of March 31, 2009, the amount drawn was $51,060. The facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6,250 and 10 semi-annual installments of $4,500 with a final payment of $46,500 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points.
     The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     On March 31, 2008, Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 1.75%. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for one additional year extension and an increase in margin to 275 bps.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of March 31, 2009, the amount drawn was $36,000. The facility is repayable upon delivery of the Capesize vessels in 16 semi-annual installments of $3,700, with a final payment of $73,800 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 100 basis points as defined in the agreement.
     In December 2008, Navios Holdings entered into a $90,000 revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest at LIBOR plus 275bps.
     In February 2009, Navios Holdings concluded a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate of LIBOR plus 1.90%. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of March 31, 2009, no amount has been drawn under this facility.
     In February 2009, Navios Holdings issued a $33,500 convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012 in order to finance partially the acquisition of Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or a portion in multiples of a thousand dollars, at any time (1) before February 2010 at a redemption price equal to 105% of the principal amount to be redeemed and (2) any time thereafter at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     In March 2009, Navios Holdings concluded a loan facility with Marfin Egnatia Bank of up to $110,000 to be used for general corporate purposes. $57,200 of the facility are repayable upon delivery of two Capesize vessels during 2009 and the remaining is repayable in one installment in February 2011. It bears interest at a rate of LIBOR plus 2.75%. As of March 31, 2009, the full amount has been drawn.
     Loans Assumed: The outstanding credit facilities as of March 31, 2009 assumed upon acquisition of Kleimar and Horamar are described below.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2009, $17,080 was outstanding under this facility.
     In connection with the acquisition of Horamar, the Company assumed a $9,500 loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The loan will be repaid by installments that shall not be less than 90 per cent of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed the 31st of December 2011. The loan can be pre-paid before such date, with a 2 days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2009, HS Shipping Ltd Inc. is in compliance with all the covenants.
     In connection with the acquisition of Horamar, the Company assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The loan will be repaid by 5 equal installments of $457 on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of March 31, 2009, Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).
NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Warrants
     The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment Navios Acquisition under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with SFAS 133, the Company records the Navios Acquisition Warrants in the consolidated balance sheets under “Long term derivative assets” at fair value, with changes in fair value recorded in “Other expense” in the consolidated statements of income.
     During the year ended March 31, 2009, the changes in net unrealized holding gains on warrants amounted to $409 ($0 for the year ended March 31, 2008).
Interest rate risk
     The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.
     For the periods ended March 31, 2009, and 2008, the realized loss on interest rate swaps was $474 and $148, respectively. As of March 31, 2009 and December 31, 2008, the outstanding net liability was $2,318 and $2,907, respectively. The unrealized loss as of March 31, 2009 and 2008, was $1,098 and $1,309, respectively.
     The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility. The Dexia Bank Belgium swap agreements have been collateralized by a cash deposit of $1,100.
Forward Freight Agreements (FFAs)
     The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the period ended March 31, 2008, $1,777 losses, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     At March 31, 2009 and December 31, 2008, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net (losses)/gains from FFAs amounted to $(550) and $4,887, for the periods ended March 31, 2009, and 2008, respectively.
     During each of the periods ended March 31, 2009, and 2008, the changes in net unrealized (losses) gains on FFAs amounted to $(2,515) and $1,309, respectively.
     The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	March 31,	December 31,
Forward Freight Agreements (FFAs)	2009	2008
Short term FFA derivative asset	$103,946	$130,844
Long term FFA derivative asset	26,195	34,379
Short term FFA derivative liability	(100,858)	(126,577)
Long term FFA derivative liability	(17,934)	(23,159)

Net fair value on FFA contracts	$11,349	$15,487

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(13,098)	$(15,470)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$77,928	$98,782

     The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	March 31,	December 31,
Interest Rate Swaps	2009	2008
Short term interest rate swap liability	(1,936)	(2,375)
Long term interest rate swap liability	(382)	(532)

Net fair value of interest rate swap contract	$(2,318)	$(2,907)

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	March 31,	December 31,
	2009	2008
FFAs	$11,349	$15,487
NOS FFAs portion of fair value transferred to NOS derivative account (*)	(13,098)	(15,470)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	77,928	98,782

Warrants	2,727	2,318
Interest rate swaps	(2,318)	(2,907)

Total	$76,588	$98,210

Balance Sheet Values

	March 31,	December 31,
	2009	2008
Total short term derivative asset	$168,776	$214,156
Total long term derivative asset	28,922	36,697
Total short term derivative liability	(102,794)	(128,952)
Total long term derivative liability	(18,316)	(23,691)

Total	$76,588	$98,210

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair Value of Financial Instruments
     The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by SFAS No. 157, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)

FFAs	$130,141	$130,141	$—	$—
Navios Acquisition Warrants	2,727	—	2,727	—
Investments in available for sale securities	26,304	26,304	—	—

Total	$159,172	$156,445	$2,727	$—

	Fair Value Measurements as of March 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$118,792	$118,792	$—	$—
Interest rate swap contracts	2,318	—	2,318	—

Total	$121,110	$118,792	$2,318	$—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$165,223	$165,223	$—	$—
Navios Acquisition Warrants	2,318	—	2,318	—
Investments in available for sale securities	22,358	22,358	—	—

Total	$189,899	$187,581	$2,318	$—

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149,736	$149,736	$—	$—
Interest rate swap contracts	2,907	—	2,907	—

Total	$152,643	$149,736	$2,907	$—

     The Company’s FFAs are valued based on published quoted market prices. Navios Acquisition Warrants are valued based on quoted market indices taking into consideration their restricted nature. Investments in available for sale securities are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
NOTE 9: COMMON STOCK
     On January 2 and January 23, 2008, Navios Holdings issued 10,000 and 3,534, restricted shares of common stock respectively, to its employees. Until December 31, 2008, 1,083 restricted shares of common stock were forfeited upon termination of employment and 3,266 restricted shares were surrendered.
     On January 23, 2008, the Company issued 25,310 restricted stock units to its employees. At the time each underlying unit vests, the Company will issue common shares to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the respective shares.
     During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,757. The remaining 6,451,337 non exercised warrants were expired and cancelled on December 9, 2008 in accordance with their terms.
     On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under our credit facilities and indenture. On October 20, 2008, Navios Holdings concluded its share repurchase program and 6,959,290 shares were repurchased under this program, for a total consideration of $50,000.
     In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of our credit facilities and indenture. As at March 31, 2009 and December 31, 2008, 331,900 and 575,580 shares, respectively were repurchased under this program, for a total consideration of $717 and $1,033, respectively.
     On December 16, 2008, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued 250,672 restricted shares of common stock to its employees.
     Following the issuances and cancellations of the shares, described above, Navios Holdings has, as of December 31, 2008, 100,488,784 shares of common stock outstanding.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     On January 3, 2009, 12,658 restricted shares were issued to the Company’s employees following the vesting of restricted stock units.
     On February 5, 2009, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued 55,675 restricted shares of common stock to its employees.
     Following the issuances and cancellations of the shares, described above, Navios Holdings has, as of March 31, 2009, 100,225,217 shares of common stock outstanding.
NOTE 10: COMMITMENTS AND CONTINGENCIES
     The Company as of March 31, 2009 was contingently liable for letters of guarantee and letters of credit amounting to $5,074 (2008: $2,490) issued by various banks in favor of various organizations of which $1,674 ($2008: $1,534) are collateralized by cash deposits, which are included as a component of restricted cash.
     On November 30, 2006, the Company received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. The exposure to such counterparty was estimated to be approximately $7,658. While the recovery to be obtained in any liquidation proceeding can not be estimated, based on management’s expectations and assumptions the Company had provided for $5,361 in its 2006 financial statements, an additional $500 in its 2008 financial statements and $291 in its March 2009 financial statements. No further information has developed since then which would change management’s expectations and assumptions either to increase or decrease the provision. As of March 31, 2009, an amount of $1,101 was recovered.
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     Upon acquisition, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $6,632. The respective provision for such contingencies is included in “Other long term liabilities”. According to the acquisition agreement, if such cases are materialized against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2022.
NOTE 11: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $650) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $650) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of the periods ended March 31, 2009 and 2008, were $79 and $331, respectively. The Company owns fifty percent of the common stock of Acropolis. During the period ended March 31, 2009 and the year ended December 31, 2008, the Company received dividends of $643 and $1,928, respectively. Included in the trade accounts payable at March 31, 2009 and December 31, 2008 is an amount of $181 and $185, respectively, which is due to Acropolis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2009 and 2008 amounted to $2,610 and $1,820, respectively.
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2009 and 2008 amounted to $350 and $270, respectively.
     Balance due from affiliate: Due from affiliate as at March 31, 2009 amounts to $4,655 (2008: $1,677) which includes the current amounts of $4,579 due from Navios Partners (2008: $1,541). The balance mainly consists of management fees, administrative fees and other expenses.
     Sale of Navios Aurora I: On July 1, 2008, Navios Aurora I was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Aurora I was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long term liabilities and deferred income” and amortized over the remaining life of the vessel or until it’s sold. At March 31, 2009, the total unamortized portion of the gain was $25,659. (See Note 5).
     Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7,600 ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. (See Note 1).
     On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $500 to Navios Acquisition which was repaid during 2008.
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the period ended March 31, 2009 amounted to $30 (2008: $60). As of March 31, 2009 and December 31, 2008, the balance due from Navios Acquisition was $76 and $136, respectively.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12: SEGMENT INFORMATION
     The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistic Business. Starting in 2008 following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment to Logistics Business Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations		Logistic Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008	2009	2008
Revenue	$117,824	$316,764	$29,344	$21,513	$147,168	$338,277
(Loss)/gain on forward freight agreements	(550)	4,887	—	—	(550)	4,887
Interest income	292	2,682	45	57	337	2,739
Interest income from investments in finance lease	323	800	—	—	323	800
Interest expense and finance cost, net	(13,951)	(11,836)	(750)	(396)	(14,701)	(12,232)
Depreciation and amortization	(10,109)	(9,483)	(5,431)	(4,121)	(15,540)	(13,604)
Equity in net earnings of affiliated companies	5,100	2,078	—	—	5,100	2,078
Net income attributable to Navios Holdings common stockholders	11,869	12,466	124	1,778	11,993	14,244

Total assets	1,885,095	1,703,735	471,211	441,839	2,356,306	2,145,574

Capital expenditures	68,526	21,446	1,302	3,269	69,828	24,715
Goodwill	56,239	56,239	91,393	81,117	147,632	137,356
Investments in affiliates	$5,284	$792	$—	—	$5,284	$792
NOTE 13: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Fully diluted earnings per share assumes the 7,801,653 weighted average number of warrants outstanding for the period ended March 31, 2008, were exercised at the warrant price of $5.00 generating proceeds of 39,008 and the proceeds were used to buy back shares of common stock at the average market price during the respective period. The remaining 6,451,337 warrants not exercised, expired on December 9, 2008, at 05:00 p.m., New York City time.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2009	March 31, 2008
Numerator:
Net income attributable to Navios Holdings common stockholders	11,993	14,244
Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,056,191	106,371,936
Dilutive potential common shares — weighted average
Restricted stock and restricted units	401,508	177,671
Warrants outstanding — weighted average	—	7,801,653
Proceeds on exercises of warrants	—	$39,008,265
Number of shares to be repurchased	—	3,655,714

Dilutive (anti-dilutive) effect of securities — warrants	401,508	4,323,100

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	100,457,699	110,695,036

Basic net income per share attributable to Navios Holdings common stockholders	0.12	0.13

Diluted net income per share attributable to Navios Holdings common stockholders	0.12	0.13

     The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.
NOTE 14: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     In connection with the IPO of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc (the “Manager”) a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.
     On April 1, 2009, Navios Partners’ board of directors decided not to exercise the option to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II due to unfavorable conditions in the capital markets.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.
     As of March 31, 2009 and December 31, 2008, the carrying amount of the investment in Navios Partners accounted for under the equity method was $4,752 and $4,629, respectively. As part of the consideration from the sale of Navios Aurora I to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners. The 3,131,415 common units are accounted for under investment in available for sale securities. As of March 31, 2009 and December 31, 2008, the carrying amount of the investment in common units was $26,304 and $22,358, respectively.
     Dividends received during the three month periods ended March 31, 2009 and 2008 were $4,475 and $1,399, respectively.
     Summarized financial information of Navios Partners is presented below:

Balance Sheet	March 31, 2009	December 31, 2008
Current assets	24,256	29,058
Non-current assets	290,087	293,849
Current liabilities	15,227	46,401
Non-current liabilities	221,985	199,659

Income Statement	March 31, 2009	March 31, 2008
Revenue	21,157	14,320
Net Income	8,959	3,847
NOTE 15: OTHER FINANCIAL INFORMATION
     The Company’s 9 1/2% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics (“non- guarantor subsidiary”), Corporación Navios Sociedad Anonima for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the Indenture. Provided below are the condensed income statements and cash flow statements for the periods ended March 31, 2009 and 2008 and balance sheets as of March 31, 2009 and December 31, 2008 of Navios Maritime Holdings Inc., the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2009 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	117,823	29,345	—	147,168
Loss on forward freight agreements	—	(550)	—	—	(550)
Time charter, voyage and port terminal expenses	—	(71,084)	(20,715)	—	(91,799)
Direct vessel expenses	—	(7,170)	—	—	(7,170)
General and administrative expenses	(3,951)	(4,335)	(2,145)	—	(10,431)
Depreciation and amortization	(693)	(9,416)	(5,431)	—	(15,540)
Interest income from finance leases	—	323	—	—	323
Interest income	26	311	—	—	337
Interest expenses and finance cost, net	(13,738)	(213)	(750)	—	(14,701)
Other income	406	123	739	—	1,268
Other expense	—	(1,047)	(1,229)	—	(2,276)

Income before equity in net earnings of affiliated companies	(17,950)	24,765	(186)	—	6,629
Income from subsidiaries	25,251	124	—	(25,375)	—
Equity in net earnings of affiliated companies	4,692	408	—	—	5,100

Income before taxes	11,993	25,297	(186)	(25,375)	11,729
Income taxes	—	(46)	678	—	632

Net income	11,993	25,251	492	(25,375)	12,361
Less: Net income attributable to the noncontrolling interest	—	—	(368)	—	(368)

Net income attributable to Navios Holdings common stockholders	11,993	25,251	124	(25,375)	11,993

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2008 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	316,764	21,513	—	338,277
Gain on forward freight agreements	—	4,887	—	—	4,887
Time charter, voyage and port terminal expenses	—	(280,445)	(13,254)	—	(293,699)
Direct vessel expenses	—	(5,633)	—	—	(5,633)
General and administrative expenses	(1,206)	(5,756)	(1,750)	—	(8,712)
Depreciation and amortization	(701)	(8,783)	(4,120)	—	(13,604)
Gain on partial sale of subsidiary	—	2,574	—		2,574
Interest income from finance leases	—	800	—	—	800
Interest income	1,213	1,469	57	—	2,739
Interest expenses and finance cost, net	(11,511)	(325)	(396)	—	(12,232)
Other income	(23)	23	19	—	19
Other expense	(30)	(2,567)	(672)	—	(3,269)

Income before equity in net earnings of affiliated companies	(12,258)	23,008	1,397	—	12,147
Income from subsidiaries	25,073	1,778	—	(26,851)	—
Equity in net earnings of affiliated companies	1,429	649	—	—	2,078

Income before taxes	14,244	25,435	1,397	(26,851)	14,225
Income taxes	—	221	286	—	507

Net income	14,224	25,656	1,683	(26,851)	14,732
Less: Net income attributable to the noncontrolling interest	—	(583)	95	—	(488)

Net income attributable to Navios Holdings common stockholders	14,244	25,073	1,778	(26,851)	14,244

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at March 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	9,950	204,590	5,877	—	220,417
Restricted cash	—	19,023	1,637	—	20,660
Accounts receivable, net	—	59,974	22,939	—	82,913
Intercompany receivables	581,281	46	—	(581,327)	—
Short term derivative assets	—	168,776	—	—	168,776
Due from affiliate companies	—	4,655	—	—	4,655
Prepaid expenses and other current assets	353	18,882	6,371	—	25,606
Total current assets	591,584	475,946	36,824	(581,327)	523,027
Deposit for vessel acquisitions	—	432,147	—	—	432,147
Vessels, port terminal and other fixed assets, net	—	552,741	246,916	—	799,657
Long term derivative asset	2,727	26,195	—	—	28,922
Investments in subsidiaries	948,599	185,934	—	(1,134,533)	—
Investment in available for sale securities	26,304	—	—	—	26,304
Investment in affiliates	3,918	1,366	—	—	5,284
Other long term assets	13,077	30,153	12,262	—	55,492
Goodwill and other intangibles	105,739	174,143	205,591	—	485,473
Total non-current assets	1,100,364	1,402,679	464,769	(1,134,533)	1,833,279
Total assets	1,691,948	1,878,625	501,593	(1,715,860)	2,356,306
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	35,421	13,078	—	48,499
Accrued expenses and other current liabilities	11,233	27,263	7,852	—	46,348
Dividend payable	6,033	—	—	—	6,033
Intercompany Payables	—	581,281	46	(581,327)	—
Short term derivative liability	—	102,794	—	—	102,794
Current portion of long term debt	69,287	1,120	3,839	—	74,246
Total current liabilities	86,553	747,879	24,815	(581,327)	277,920
Long term debt, net of current portion	789,826	103,019	77,489	—	970,334
Long term liabilities	—	26,016	22,177	—	48,193
Long term derivative liability	—	18,316	—	—	18,316
Unfavorable lease terms	—	70,128	1,129	—	71,257
Deferred tax	—	—	25,390	—	25,390
Total non-current liabilities	789,826	217,479	126,185	—	1,133,490
Total liabilities	876,379	965,358	151,000	(581,327)	1,411,410
Noncontrolling interest	—	—	129,327	—	129,327
Total stockholders’ equity	815,569	913,267	221,266	(1,134,533)	815,569
Total equity	815,569	913,267	350,593	(1,134,533)	944,896
Total Liabilities and Equity	1,691,948	1,878,625	501,593	(1,715,860)	2,356,306

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	9,637	112,471	11,516	—	133,624
Restricted cash	—	16,808	1,050	—	17,858
Accounts receivable, net	—	95,916	13,864	—	109,780
Intercompany receivables	458,512	—	41	(458,553)	—
Short term derivative assets	—	214,156	—	—	214,156
Short term backlog asset	—	—	44	—	44
Due from affiliate companies	—	1,677	—	—	1,677
Prepaid expenses and other current assets	19	22,210	6,041	—	28,270
Total current assets	468,168	463,238	32,556	(458,553)	505,409
Deposit for vessel acquisitions	—	404,096	—	—	404,096
Vessels, port terminal and other fixed assets, net	—	486,857	250,237	—	737,094
Long term derivative asset	2,318	34,379	—	—	36,697
Investments in subsidiaries	923,348	185,810	—	(1,109,158)	—
Investment in available for sale securities	22,358	—	—	—	22,358
Investment in affiliates	3,830	1,775	—	—	5,605
Other long term assets	12,219	23,248	11,388	—	46,855
Goodwill and other intangibles	106,433	182,346	206,731	—	495,510
Total non-current assets	1,070,506	1,318,511	468,356	(1,109,158)	1,748,215
Total assets	1,538,674	1,781,749	500,912	(1,567,711)	2,253,624
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	62,355	10,165	—	72,520
Accrued expenses and other current liabilities	3,791	32,938	9,058	—	45,787
Dividend payable	9,096	—	—	—	9,096
Intercompany Payables	—	458,553	—	(458,553)	—
Short term derivative liability	—	128,952	—	—	128,952
Current portion of long term debt	10,920	1,120	3,137	—	15,177
Total current liabilities	23,807	683,918	22,360	(458,553)	271,532
Long term debt, net of current portion	709,047	85,300	78,191	—	872,538
Long term liabilities	—	25,646	22,181	—	47,827
Long term derivative liability	—	23,691	—	—	23,691
Unfavorable lease terms	—	75,179	1,505	—	76,684
Deferred tax	—	—	26,573	—	26,573
Total non-current liabilities	709,047	209,816	128,450	—	1,047,313
Total liabilities	732,854	893,734	150,810	(458,553)	1,318,845
Noncontrolling interest	—	—	128,959	—	128,959
Total stockholders’ equity	805,820	888,015	221,143	(1,109,158)	805,820
Total equity	805,820	888,015	350,102	(1,109,158)	934,779
Total Liabilities and Equity	1,538,674	1,781,749	500,912	(1,567,711)	2,253,624

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	(89,707)	143,300	(3,606)	—	49,987

Cash flows from investing activities
Deposits for vessel acquisitions	—	(42,870)	—	—	(42,870)
Receipts from finance lease	—	130	—	—	130
Acquisition of Vessels	—	(25,648)	—	—	(25,648)
Acquisition of fixed assets	—	(7)	(1,303)	—	(1,310)

Net cash provided by/(used in) investing activity	—	(68,395)	(1,303)	—	(69,698)

Cash flows from financing activities
Acquisition of treasury shares	(717)	—	—	—	(717)
Increase in restricted cash	(6,125)	—	—	—	(6,125)
Proceeds from long term borrowing, net of deferred finance fees	108,605	17,494	(730)	—	125,369
Principal payment on long term debt	(2,647)	(280)	—	—	(2,927)
Dividends paid	(9,096)	—	—	—	(9,096)

	90,020	17,214	(730)	—	106,504

Net increase (decrease) in cash and cash equivalents	313	92,119	(5,639)	—	86,793
Cash and cash equivalents, at beginning of period	9,637	112,471	11,516	—	133,624

Cash and cash equivalents, at end of period	9,950	204,590	5,877	—	220,417

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
Cash flow statement for the three months ended March 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	12,978	(7,400)	4,041	—	9,619

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(115,661)	5,592	—	(110,069)
Deposits for vessel acquisitions	—	(2,784)	(3,200)	—	(5,984)
Restricted cash for assets acquisition			(67,120)		(67,120)
Receipts from finance lease	—	2,527		—	2,527
Acquisition of Vessels	—	(17,874)		—	(17,874)
Acquisition of fixed assets	—	(788)	(69)	—	(857)

Net cash provided by/(used in) investing activity	—	(134,580)	(64,797)	—	(199,378)

Cash flows from financing activities
Issuance of common stock	37	—	—	—	37
Acquisition of treasury shares	(3,374)	—	—	—	(3,374)
Proceeds from long term borrowing		—	69,574	—	69,574
Principal payment on long term debt	(2,750)	(805)	—	—	(3,555)
Dividends paid	(9,582)	—	—	—	(9,582)

	(15,669)	(805)	69,574	—	53,100

Net increase (decrease) in cash and cash equivalents	(2,691)	(142,786)	8,817	—	(136,659)
Cash and cash equivalents, at beginning of period	211,183	209,034	7,350	—	427,567

Cash and cash equivalents, at end of period	208,492	66,248	16,167	—	290,908

NOTE 16: SUBSEQUENT EVENTS

(a)	On May 6, 2009, Navios Holdings received an amount of $4,475 as a dividend distribution from its affiliate Navios Partners.

(b)	On May 15, 2009, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2009 of $0.06 per common share payable on July 2, 2009 to stockholders on record as of June 18, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 22, 2009